Exhibit 99.10

FOR IMMEDIATE RELEASE

Libya: First oil discovery on block NC 190

Paris, April 2, 2002 - TotalFinaElf (24%) and its partners Repsol YPF, operator, OeMV and Norsk Hydro announce the first discovery on block NC 190, in Libya. Block NC 190, which was awarded in August 2000, is located around 800 kilometres south of Tripoli in the Murzuk basin, and covers an area of 12,400 square kilometres.

The well, named A1, encountered a large oil column in the Hawaz sandstone formation and tested at a rate of 605 barrels per day of 40° API oil, through a 32/64-inch choke. The well was drilled around 40 kilometres from four existing discoveries on adjacent block NC 186, which is held by the same consortium.

This new exploration success strengthens the position of TotalFinaElf in North Africa, a major oil and gas region.